Manor Park Securities LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Manor Park Securities LLC (the "Company") are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

Manor Park Securities LLC



Bradford C. Burkett

Senior Managing Director

February 10, 2016

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